adecoagro VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual and Extraordinary General Meetings Proxy Card

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Annual General Meeting Proposals – The Board of Directors recommends a vote FOR proposals 1 – 10:

	For	Against	Abstain
1. Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2021, 2020, and 2019.	☐	☐	☐
2. Approval of ADECOAGRO S.A.´s annual accounts as of December 31, 2021.	☐	☐	☐
3. Allocation of results for the year ended December 31, 2021.	☐	☐	☐
4. Distribution of dividends payable in two installments as determined by the Board of Directors.	☐	☐	☐
5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2021.	☐	☐	☐
6. Approval of compensation of the members of the Board of Directors for year 2021.	☐	☐	☐
7. Appointment of PricewaterhouseCoopers Société cooperative, réviseur d´enterprises agree as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2022.	☐	☐	☐
8. Election of the following members of the Board of Directors for a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2025:			
8.1 - Alan L. Boyce	☐	☐	☐
8.2 - Andres Velasco	☐	☐	☐
8.3 - Ana C. Russo	☐	☐	☐
9. Approval of compensation of the members of the Board of Directors	☐	☐	☐
10. Authorization granted to the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), to from time to time and for a period of 5 years purchase, acquire, or receive shares in the Company up to 10% of the issued share capital, on such terms as referred to in the convening notice, and as shall further be determined by the Board of Directors of the Company; whereby any shares held in treasury further to such authorization being able to held for a period of 5 years.	☐	☐	☐

B Extraordinary General Meeting Proposal – The Board of Directors recommends a vote FOR proposal 1:

	For	Against	Abstain
1. Reduction of the issued share capital of the Company by an amount of USD 16,500,000 by the cancellation of 11,000,000 shares with a nominal value of USD 1.50 each held in treasury by the Company; reduction of the share capital account of the Company by an amount equal to the reduction of the share capital; consequential amendment of the article 5.1 of the articles of association of the Company	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ITEMS 1 THROUGH 10 AND SUBSEQUENT ITEM 1.

1 U P X

03LRUD

Important notice regarding the Internet availability of proxy materials for the Annual and Extraordinary General Meetings of Shareholders.
The Notice of Meeting is available at: **http://www.adecoagro.com**

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Adecoagro S.A.

Annual and Extraordinary General Meetings of Shareholders – April 20, 2022

THIS PROXY IS SOLICITED BY THE COMPANY

The undersigned hereby appoints Mr. Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, Me. Toinon Hoss, and in case Me. Hoss is absent at the meeting, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual and Extraordinary General Meetings of Shareholders of Adecoagro S.A. to be held on April 20, 2022 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked on the other side)

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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D Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.